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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


            ANIKA THERAPEUTICS, INC. (FORMERLY ANIKA RESEARCH, INC.)
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    035255108
                                 (CUSIP Number)

                    Thomas P. Flynn, Esq., Shipman & Goodwin,
             One American Row, Hartford, CT 06103-2819 (203)251-4938
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 035255108

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Axiom Venture Partners Limited Partnership,
      I.R.S. Identification No.:  06-1392421

(2)   Check the Appropriate Box if a member of a Group (See
      Instructions)

      (a) [  ]
      (b) [  ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)          N/A

(5)   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to items 2(d) or 2(e) [  ]

(6)   Citizenship or Place of Organization    Delaware

Number of Shares        (7)   Sole Voting Power         842,690
Beneficially Owned      (8)   Shared Voting Power
By Each Reporting       (9)   Sole Dispositive Power    842,690
Person With             (10)  Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person   842,690

(12)  Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions) [  ]

(13)  Percent of Class Represented by Amount in Row (11) 9.0

(14)  Type of Reporting Person (See Instructions)    PN




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Item 1.     Security and Issuer.

            This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Anika Therapeutics, Inc. (formerly Anika Research, Inc.) (the "Issuer"), whose principal executive offices are located at 236 West Cummings Park, Woburn, Massachusetts 01801.

Item 2.     Identity and Background.

            This statement is being filed by Axiom Venture Partners Limited Partnership (the "Reporting Person"). The Reporting Person is a limited partnership organized under the laws of the State of Delaware. The principal business of the Reporting Person is to make venture capital investments in enterprises in the medical, health care, and communication industries. The address of its principal office is:

            CityPlace II
            17th Floor
            185 Asylum Street
            Hartford, CT  06103

            The general partner of the Reporting Person is Axiom Venture Associates Limited Partnership (the "General Partner"). The General Partner is a limited partnership organized under the laws of the State of Delaware. The principal business of the General Partner is to act as the general partner of the Reporting Person. The address of the General Partner is:

            CityPlace II
            17th Floor
            185 Asylum Street
            Hartford, CT  06103

            The name, business address, principal occupation or employment and citizenship of each general partner of the General Partner are as follows:

            Alan Mendelson; address: Axiom Venture Associates Limited Partnership, CityPlace, 17th Floor, 185 Asylum, Hartford, Connecticut, 06103; principal occupation: venture capital investments, as an employee of Axiom Venture Advisors, Inc., the investment advisor of the Reporting Person; citizenship: United States.

            Samuel McKay; address: Axiom Venture Associates Limited Partnership, CityPlace, 17th Floor, 185 Asylum, Hartford, CT, 06103; principal occupation: venture capital investments, as an employee of Axiom Venture Advisors, Inc., the investment advisor of the Reporting Person; citizenship: United States.


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            Martin Chanzit; address:  Axiom Venture Associates Limited
      Partnership, CityPlace, 17th Floor, 185 Asylum, Hartford, CT, 06103; principal occupation: venture capital investments, as an employee of Axiom Venture Advisors, Inc., the investment advisor of the Reporting Person; citizenship: United States.

            During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons named in this
      Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4.     Purpose of Transaction.

            The purpose of the transaction was as an investment in Anika Therapeutics, Inc.

            The Shareholders' Agreement described in the Schedule 13D dated June 7, 1995 is no longer in effect, having terminated pursuant to its terms.


Item 5.     Interest in Securities of the Issuer.


            On October 24, 1997, the Reporting Person exercised a Series A Preferred Stock Subscription Warrant of the Issuer in a "cashless exercise", resulting in the net acquisition of 37,500 shares of Series A Preferred Stock, par value $.01 per share, of the Issuer (the "Preferred Stock"). On December 1, 1997, the Reporting Person converted 145,139 shares of Preferred Stock into 1,451,390 shares of Common Stock. On December 1, 1997, the Reporting Person sold 500,000 shares of Common Stock pursuant to the Issuer's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, File No. 333-38993 (the "Registration Statement"). On December 5, 1997, the underwriters of the Common Stock sold pursuant to the Registration Statement exercised an over-allotment option granted to them by the Reporting Person, resulting in the sale of an additional 109,700 shares of Common Stock by the Reporting Person. All shares were sold at a net price to the Reporting Person of $6.51 per share. As a


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     result of the above transactions, the Reporting Person holds 842,690 shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            None.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 12, 1997


                                    AXIOM VENTURE PARTNERS
                                    LIMITED PARTNERSHIP

                                    By: AXIOM VENTURE ASSOCIATES LIMITED
                                        PARTNERSHIP

                                    Its General Partner



                                    By:/s/ Samuel McKay
                                       ______________________
                                       A General Partner


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